Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 31
DATED AUGUST 31, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 31 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 31 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 30 dated August 24, 2004, Supplement No. 29 dated August 16, 2004, Supplement No. 28 dated August 6, 2004, Supplement No. 27 dated July 28, 2004, Supplement No. 26 dated July 20, 2004, Supplement No. 25 dated, July 8, 2004, Supplement No. 24 dated June 25, 2004, and Supplement No. 23 dated June 15, 2004, (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and June 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Quakertown Shopping Center, Quakertown, Pennsylvania

We anticipate purchasing a newly constructed shopping center known as Quakertown Shopping Center, containing 61,832 gross leasable square feet (which includes 3,500 of ground leased space). The center is located at Route 309 and Tollgate Road in Quakertown, Pennsylvania.

On August 25, 2004, we funded the initial installment of a $12,664,794 first mortgage in the amount of $11,398,314. The remaining $1,266,480 is expected to be funded in 2004. The interest rate of this first mortgage is 7.5573% and it matures in August 2005. Simultaneously with the execution of this first mortgage, we entered into a contract to purchase the property. Our total acquisition cost is expected to be approximately $12,665,000. When the mortgage matures, we will use the funds from repayment of the first mortgage towards our purchase price. We expect to place financing on the property at a later date. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $205 per square foot of leasable space.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Giant Food Stores, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Giant Food Stores	54,332	88	15.86	05/04	02/24

For federal income tax purposes, the depreciable basis in this property will be approximately $9,499,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Quakertown Shopping Center was constructed in 2004. As of August 1, 2004, this property was 100% occupied, with a total 61,832 (including ground leased space) square feet leased to five tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Best Cuts	1,200	02/09	25,200	21.00
Electronics Boutique	1,200	02/14	25,200	21.00
Dry Cleaner Drop Off	1,600	02/14	33,600	21.00
Giant Food Stores	54,332	02/24	861,706	15.86
Perkasie Bank (Ground Lease)	3,500	02/24	90,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offering as of August 26, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	118,871,885	1,188,638,868	124,447,054	1,064,191,814

Shares sold pursuant to our distribution reinvestment program	1,282,904	12,187,581	-	12,187,581

	120,174,789	1,201,026,449	124,447,054	1,076,579,395

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.